

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Blake Yeung
Chief Executive Officer
QZ Global Limited
25 First Ave. SW Suite A
Watertown, SD 57201

       Re: QZ Global LTD
           Offering Statements on Form 1-A
           Filed February 24, 2023
           File No. 024-12164
           Filed February 27, 2023
           File No. 024-12168

Dear Blake Yeung:

Our preliminary review of your filings indicates that they fail to comply with the requirements of the form or the terms, conditions or requirements of Regulation A. Because of these serious deficiencies, you should not assume that your filings constitute a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

We will not perform a detailed examination of the filings and we will not issue comments on the filings at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request qualification of the offering statements in their present form, we would likely recommend that the Commission deny the request.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Finance